Exhibit 99.1

Ardmore Shipping Announces Fourth Quarter and Full Year 2015 Conference Call and Webcast

HAMILTON, Bermuda, Jan. 28, 2016 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that the Company plans to announce its fourth quarter and full year 2015 earnings before the market opens on Wednesday, February 3, 2016 and will host a conference call later in the day at 10:00 a.m. Eastern Time. The conference call and slide presentation will also be broadcast live over the Internet.

Conference Call Details:

What:	Fourth Quarter and Full Year 2015 Conference Call and Webcast

When:	Wednesday, February 3, 2016 at 10:00 a.m. Eastern Time

Where:	There are two ways to access the conference call:

Dial-in: 844-492-3728 (domestic) or 412-542-4189 (international)
Participants should reference "Ardmore Shipping"

Please dial in at least 10 minutes prior to 10:00 a.m. Eastern Time to ensure a prompt start to the call.

To access the live webcast and presentation: www.ardmoreshipping.com.

If you are unable to participate at this time, a replay of the call will be available through February 10 at 877-344-7529 or 412-317-0088. Enter the passcode 10080251 to access the audio replay. The webcast will also be archived on the Company's website: www.ardmoreshipping.com.

About Ardmore Shipping Corporation:

Ardmore owns and operates a modern, fuel-efficient fleet of mid-size product and chemical tankers. The Company is engaged in the seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies. Additional information is available at the Company's website www.ardmoreshipping.com, which is not a part of this press release.

Investor Relations Enquiries:

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com